UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30556 / June 12, 2013

In the Matter of

FRANK RUSSELL COMPANY
RUSSELL INVESTMENT MANAGEMENT COMPANY
RUSSELL INVESTMENT COMPANY
RUSSELL INVESTMENT FUNDS
RUSSELL EXHCHANGE TRADED FUNDS TRUST

1301 Second Avenue, 18th Floor
Seattle, Washington 98101

(File No. 812-13783)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Frank Russell Company, Russell Investment Management Company, Russell Investment
Company, Russell Investment Funds, and Russell Exchange Traded Funds Trust filed an
application on June 9, 2010, and amendments to the application on November 22, 2010, April
27, 2012, November 22, 2012, and March 15, 2013, requesting an order under section 6(c) of the
Investment Company Act of 1940 (the "Act") for an exemption from section 15(a) of the Act and
rule 18f-2 under the Act, as well as from certain disclosure requirements. The order permits
applicants to enter into and materially amend subadvisory agreements without shareholder
approval and also grants relief from certain disclosure requirements.

On May 17, 2013, a notice of the filing of the application was issued (Investment Company Act
Release No. 30524). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Frank Russell Company, et al. (File No. 812-13783) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary